NEW WAY HOMES

A new, scalable solution for creating affordable and below-market-rate housing



newwayhomes.org   Santa Cruz CA   🐦 📘 📷   B2B   Real Estate

Highlights

1. You can make impact now. We've started construction on our first 19 homes, with 300+ in permitting.

2. You can invest in scaling a solution: our model can grow the missing part of the housing industry.

3. You can increase housing equity: many of our projects are creating housing owned by Black churches.

4. Our funders include Dignity Health, Facebook, Community Foundations in Santa Cruz & Silicon Valley.

5. You'll earn a steady return: we have a 4-year track record of making all interest payments.

6. Thousands of non-profits own land & want to develop affordable housing; we unlock that potential.

7. There isn't close to enough government funding to meet the growing affordable housing need.

8. Our team has decades of experience permitting, designing, operating housing & social services.

Our Team



Sibley V. Simon   President

Former technology entrepreneur, founder of New Way Homes, co-founder of the 180/2020 Initiative & Treasurer of Housing Matters

We have proven how to start solving the housing crisis in high-cost regions. We fund housing development in new ways so that below-market-rate housing is financially sustainable. We partner with non-profit land owners to reduce land costs. Then we price housing at cost - providing a fair return to investors and making housing affordable.



Alyssa Willett   Chief Financial Analyst, Envision Housing

Leads finance & compliance for NWH; formerly Finance & Operations Director at Housing Matters



Pastor Raymond Lankford   Community Liason, Consultant

Executive Director of Healthy Communities | For over 25 years has connected resources to lower income neighborhood churches in Alameda County. UCSF Hospital Community Advisory Board Member.



Lexi Love   Intern & Lexi-of-all-trades

Social media coordination, constituent outreach, division I athlete, and future Ivy League graduate.



Micah Silvey   Board Member

Vice President, LEED Certification @ Green Business Certification, Inc. | Oversees GBCI's global


Vice President, LEED Certification @ Green Business Certification, Inc | Oversees board global LEED green building certification activities.


Christine Sippl   Board Member

Senior Director of Programs & Strategic Partnerships @ Encompass Community Services | Previously @ Santa Cruz County's Homeless Person's Health Project where she developed permanent supportive housing and partnered to form the 180/180 Initiative.


James Rector   Treasurer

CEO @ RC Cubed | Provides funding for solar installations at non-profits and public buildings via impact investors.


Robert Singleton   Secretary of the Board

Founder @ Civinomics | Current work includes housing policy recommendations and research for the Santa Cruz County Business Council and Association of Realtors.


Kimberly Edmonds   Board Member

Founding Principal @ Ventura Partners | Over 20 Years experience work with non-profits to execute commercial developments and previous experience in affordable housing development.


Aura Oslapas   Board Member

Principal at A+O Design Partners. Over 30 years as a design professional, including experience design, product design, and design management & strategy.


Owen Lawlor   Board Member

Managing Member at Moss Beach Associates, LLC. Over 20 years of experience in all aspects of the Residential and Commercial Real Estate Development Process with special emphasis in governmental relations within the Land Use entitlement process.


Andrew Ow   Board Member

Counsel @ Ow Family Properties


Uche Uwahemu   Board Member

Senior District Field Rep @ Office of State Assemblywoman | Board Member @ City of Richmond's Workforce Investment Board. Previous board member @ Contra Costa County Economic Opportunity Council and principal @ Cal Bay Consulting Group, LLC


James Rector

Building the Missing Part of the Housing Industry

In many regions, housing is too expensive, leading to rapidly increasing displacement, homelessness, length of commutes, overcrowding, and poverty. These changes affect everyone but are disproportionately displacing and burdening lower-income communities of color—the same communities that have long faced housing discrimination.

New Way Homes creates new below-market-rate, affordable, and supportive housing by pairing private impact investment with non-profit landowners and new development strategies. A majority of our current and future projects are partnerships with black churches, with those organizations gaining the long-term full ownership of the housing.



WE'VE SHOWN THIS WORKS

19 units in construction

300 units in design

1000s more units in next partnerships with churches & non-profit land owners

A GROWING MAJORITY OF PEOPLE IN CALIFORNIA PAY UNAFFORDABLE RATES FOR HOUSING... AND IT IS TEARING COMMUNITIES APART.

Sibley, President of New Way Homes, co-founded an initiative that has helped over 950 chronic and veteran homeless individuals into permanent housing in Santa Cruz County alone. But, homelessness continues to rise. California now has the highest poverty rate in the US (including housing costs) at 23.8% and rising. Yet, the state is building only about half the housing each year needed just for new demand.



THE PROBLEM

California's poverty rate is at **23.8%** and rising.

The state is only building about **half** of the housing needed for **new demand** alone.

WE CREATE NEW BELOW-MARKET RATE, AFFORDABLE, AND SUPPORTIVE HOUSING BY PAIRING PRIVATE IMPACT INVESTMENT WITH NON-PROFIT LAND OWNERS AND NEW DEVELOPMENT STRATEGIES.

We re-designed the housing development structure from the ground up to create less expensive housing. Here's how our model works:



- We don't compete for government funding.

- We don't structure projects to maximize return.

- We get fixed-return private investments from foundations and individuals and partner with local community-oriented landowners.

- We use high-quality modular construction and new environmental sustainability construction techniques.

- We maximize income restricted affordable housing and other types of stable rental housing.



OUR FOUNDER
SIBLEY SIMON, PRESIDENT AND FOUNDER OF NEW WAY HOMES

Sibley is an experienced entrepreneur whose companies have won two technical Emmy awards and whose work has been listed on **MIT Technology Review's 35 tech innovators under 35**. Sibley has been a Director and Treasurer for 8 years of Housing Matters, the largest homelessness non-profit in Santa Cruz County. During this time Housing Matters more than tripled its size and impact and Sibley co-founded the 180/2020 Initiative that has housed over 950 veteran and chronically homeless individuals.

HOW YOU CAN HELP

California has a housing deficit of **over 2 million units**.

Your investment allows us to work with landowners and non-profits to design, permit, and finance new below-market-rate rental housing.

Construction loans or long-term mortgages on the projects repay the New Way Homes Fund with interest.

We use those funds to seed new projects and pay back your investment. (10 year timeline)

OUR MOTIVATION



New teachers can no longer afford housing in **40%** of California's school districts.

We've seen our community being torn apart. Just in Santa Cruz, we have half the families with young children than we had 20 years ago. We have less economic and racial diversity. We have more people becoming homeless — even those who and racial diversity. We have more people becoming homeless — even those who have and keep employment. We have teachers commuting for hours because they can't afford to live in their school districts.

Every one of these problems trace back in part to the same thing — our housing crisis. It is causing or making each of these challenges much worse. Working on any of these problems directly without also solving the housing crisis is not enough. Our country needs a housing industry that can meet demand while also being equitable and putting people first.

So in 2015, Sibley founded New Way Homes to be a big part of the solution to the underlying problem of housing affordability.

OUR SOLUTION



With our first **19 units** approved and under construction, and our next **300 units** under design and permitting, we're building housing that really **helps people** live affordably.

We need far more housing and to have that housing really help people live affordably.... So, we're building it! Our first 19 units (all either supportive housing or low-income affordable housing) are fully approved and being constructed. Our next 6 projects are under design and permitting - these projects include over 300 units ranging from very low-income housing to moderate-income housing for people like teachers, nurses, and so many other essential jobs in our community.

OUR PROJECTS IN PROGRESS

Having succeeded in getting our first projects fully approved and funded, we are now raising capital to accelerate our work. We're ready to create these next 6 projects AND start engaging with dozens of other non-profit landowners who have already come to us. Here are some of the projects we're working on.





Santa Cruz, California:
7 Supportive Housing Units In Construction

Genesis Worship Center in Oakland, California: 12 Low Income Housing Units In Construction

Permanent Supportive Housing, Homeless Services Center — Santa Cruz, California: 121 Units Supportive Housing Planned




Mixed-Income Project in East Salinas, 76 Mixed Income Housing Units Planned (Opportunity Zone)

Greater Cooper AME Zion Church - Oakland, CA: 20+ Affordable Housing Units Planned




8930 MacArthur —East Oakland, California: 32 Mixed Income Units Planned

Former Charter School Building - Oakland, California: 28 Affordable Housing Units Planned

AND THIS IS JUST THE BEGINNING...

We are actively exploring potential projects with churches, schools, cultural organizations, and many other parties. With your help, we're ready to accelerate this work. We hope you will be a part of our effort to create a new part of the housing industry. By lending New Way Homes funds for 10 years, you'll get a steady, annual interest payment and help solve one of the biggest underlying problems our society faces.





Downloads

📄
Loan Policies - New Way Homes.pdf

📄
New Way Homes Slide Deck- 8-21-20.pdf